Frankie's Story, LLC (the "Company") a Georgia Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2023

Frankie's Story, LLC
Balance Sheet

ASSETS

	2024	2023
CURRENT ASSETS:		
Cash and cash equivalents	$ 639,117.09	$ 504,633.00
TOTAL CURRENT ASSETS	$ 639,117.09	$ 504,633.00
INTANGIBLE ASSETS:		
Capitalized film production costs	$ 579,961.71	$ 186,090.00
TOTAL NONCURRENT ASSETS	$ 579,961.71	$ 186,090.00
TOTAL ASSETS	$ 1,219,078.80	$ 690,723.00

LIABILITIES & MEMBERS' EQUITY

	2024	2023
OTHER LIABILITIES		
Wells Fargo Business Visa	$ 6,266.21	$ 3,156.00
TOTAL LIABILITIES	$ 6,266.21	$ 3,156.00
MEMBERS' EQUITY		
Class A Members	-	-
Distributions to Member		$ (30,000.00)
Class B Member Units:		
(575,000 units authorized and issued)	$ 250,000.00	$ 250,000.00
Class C Member Units:		
(1,275,000 units authorized and none issued)	-	-
Class D Member Units:		
(4,150,000 units authorized and 1,107,977 issued)	$ 1,224,062.00	$ 657,364.00
Retained deficit	$ (261,249.41)	$ (189,797.00)
TOTAL MEMBERS' EQUITY	$ 1,212,812.59	$ 687,567.00
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,219,078.80	$ 690,723.00

As of January 2025, an additional $54,084.00 in Class D member units were issued to investors in the same $1.50/round. These investments are not reflected in the 2024 balance sheet but will be included in the 2025 financials.


Frankie's Story, LLC
Income Statement


		2024			2023
REVENUE	$	-		$	-
COST OF GOODS SOLD	$	-		$	-
GROSS PROFIT	$	-		$	-
OPERATING EXPENSES					
Advertising & marketing	$	(124,379.43)		$	(59,214.59)
Bank Fees	$	(365.38)		$	(110.00)
Contract labor	$	(887.00)		$	(51,135.80)
Legal & accounting services	$	(13,871.00)		$	(14,065.00)
Meals	$	(3,280.71)		$	(502.81)
Office expenses	$	(5,893.60)		$	(2,722.00)
Supplies	$	(284.06)		$	(939.00)
Reimbursements	$	(11,339.34)		$	(11,289.99)
Travel	$	(6,701.65)		$	(673.80)
TOTAL OPERATING EXPENSES	$	(167,002.17)		$	(140,652.99)
OTHER INCOME - Misc.	$	40,083.30		$	4,515.12
TOTAL OTHER INCOME	$	40,083.30		$	4,515.12
NET (LOSS)	$	(126,918.87)		$	(136,137.87)


Unaudited



Frankie's Story, LLC
Statement of Cash Flows


		2024		**2023**
CASH FLOWS FROM OPERATING ACTIVITIES				
Net (Loss)	$	(126,918.87)	$	(136,138.00)
Increase in current liabilities	$	3,110.00	$	3,096.00
NET CASH (USED) BY OPERATING ACTIVITEES	$	(123,808.87)	$	(133,042.00)
CASH FLOWS FROM INVESTING ACTIVITIES:				
Investment in capitalized film production costs	$	(342,963.04)		-
NET CASH (USED) BY INVESTING ACTIVITIES	$	(342,963.04)		-
CASH FLOWS FROM FINANCING ACTIVITIES:				
Preferred Stock Issuance via Regulation CF	$	601,256.00	$	622,806.00
Principal payments on short-term debt		-		-
Member distributions		-		-
NET CASH PROVIDED/(USED) IN FINANCING ACTIVITIES	$	601,256.00	$	622,806.00
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	$	134,484.09	$	489,764.00
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	$	504,633.00	$	14,869.00
CASH AND CASH EQUIVALENTS, END OF YEAR	$	639,117.09	$	504,633.00


Unaudited


Frankie's Story, LLC
Statement of Changes in Equity

	Class A Stock	Class B Stock	Class C Stock	Class D Stock	Distributions to Member	Retained Deficit	Members' Equity
Balance December 31, 2020	-	$250,000.00	-	-	-	$ (28,371.00)	$ 221,629.00
Distribution to Triple Horse Studios, LLC					$ (30,000.00)		$ (30,000.00)
Net Loss	-	-	-	-	-	$ (18,425.00)	$ (18,425.00)
Balance December 31, 2021		$250,000.00	-	-	$ (30,000.00)	$ (46,796.00)	$ 173,204.00
Net Loss	-	-	-	-	-	$ (25,080.00)	$ (25,080.00)
Balance December 31, 2022	-	$250,000.00	-	-	$ (30,000.00)	$ (71,876.00)	$ 148,124.00
Net Loss	-	-	-	-	-	$(136,138.00)	$ (136,138.00)
Balance December 31, 2023	-	$250,000.00	-	$ 657,364.00	$ (30,000.00)	$(189,797.00)	$ 687,567.00
Net Loss						$(126,918.87)	$ (126,918.87)
Balance December 31, 2024	-	$250,000.00	-	$1,224,062.00	$ (30,000.00)	$(261,249.41)	$1,182,812.59

Frankie's Story, LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2023

1. ORGANIZATION AND PURPOSE

Frankie's Story, LLC (the "Company") is a Multi-Member Limited Liability Company organized under the state laws of Georgia. The Company has elected to be taxed as a C-corp and engages in film production.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies follows:

a) Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting principles generally accepted in the United States of America.

b) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

c) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

d) Advertising

The company expenses advertising costs as they are incurred. Advertising expenses for the year December 31, 2024 and 2023, was $124,379.43 and $59,215 respectively.

3. CAPITALIZED FILM PRODUCTION COSTS

The Company began development of its feature film in 2020. Since inception, it has incurred various development and pre-production costs, including professional services and early-stage creative and production activities. These costs have been capitalized in accordance with industry standards.

As of December 31, 2024, total capitalized film production costs amounted to $579,961 and are reported in these financial statements as intangible assets.

Capitalized film costs will be amortized beginning with the release of the film and recognition of related revenue. These assets are evaluated for impairment when circumstances suggest a possible decline in fair value. As of 2023 and 2024, no amortization has occurred, and no impairment has been identified.

Unaudited

4. INCOME TAXES

The Company has not yet generated any revenue and thus has no taxable income. No dividends have been paid to members and the Company has no known federal or tax liability. Therefore, no provision or liability for federal or state income taxes have been included in the financial statements.

5. MEMBERS' UNITS

Membership of the Company consists of Class A, Class B, Class C, and Class D units. Each unit having equal ownership, calculated by dividing the number of units owned by the total number of units outstanding. However, Class B, Class C, and Class D units differ from Class A units in that these units do not carry a right to vote or participate in any meetings of the Company. As of December 31, 2024, 6,000,000 of Class A units have been issued, 575,000 of Class B units have been issued, 1,107,977 of Class D units have been issued, and no units have been issued for Class C.

6. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

7. SUBSEQUENT EVENTS

As of January 2025, an additional $54,084.00 in Class D member units were issued to investors in the same $1.50/share priced round. These investments are not reflected in the 2024 balance sheet but will be included in the 2025 financials.